Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 6, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re: Advisor Managed Portfolios
Securities Act Registration No: 333-270997
Investment Company Act Registration No: 811-23859

To the Commission:

Ladies and Gentlemen:
We are filing today via EDGAR Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of the Trust, a Delaware statutory trust. This pre-effective amendment is being filed for the purposes of filing the remaining exhibits and completing remaining open information; there have been no substantive changes between this Pre-Effective Amendment No. 2 and Pre-Effective Amendment No. 1. The Trust will file a registration statement on Form N-14 with respect to shares of the Soundwatch Hedged Equity ETF, which is being offered as part of the reorganization. The Trust further undertakes not to sell shares of the Soundwatch Hedged Equity ETF or Soundwatch Covered Call ETF, other than to an initial shareholder, upon the effectiveness of the aforementioned registration statement on Form N-14, prior to the reorganization.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7372.

Sincerely,

/s/ Scott Resnick
Scott Resnick
Secretary
Adviser Managed Portfolios